SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 26, 2004

                           Commission File No. 1-14838

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                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                ----------------

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


  Enclosure: A press release dated January 23, 2004 announcing that Rhodia has further outlined its redeployment plan for support functions and its consequences to the European Works Council.


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RHODIA

                                                                   Press release

                  Rhodia further outlines its redeployment plan
                   for support functions and its consequences
                     in Europe to the European Works Council

Paris, January 23, 2004 - Rhodia today consulted the employee representatives of its European Works Council on the company's redeployment plan for its European zone support functions. This follows the European Works Council meeting held on November 20, 2003 which launched the process of informing employee representatives on the new Enterprise organization and the redeployment of European zone support functions, and a meeting with the French Works Council held on December 10, 2003 focused primarily on the plan's consequences in France.

At today's meeting, Secafi Alpha, the experts nominated by the European Works Council presented their findings.

As previously announced on October 30 when Rhodia presented its quarterly results, the Group is targeting savings of 165 million euros with full-year effect in 2006, to be achieved by streamlining and simplifying its structures and regrouping its support functions into platforms. Globally 1074 positions could be eliminated in this process, of which 701 positions could be impacted in Europe, including 572 in France.

Following today's consultation regarding the redeployment plan of support functions in Europe, each legal entity can now proceed with its information / consultation process. In France, a meeting with the France Works Council will take place on February 11.

          In addition to this redeployment plan of support functions, as announced on October 30, the Group's operational entities are continuing their rationalization actions aimed at reducing the number of industrial sites and optimizing overall operations. The Group is targeting annual savings of 35 million euros starting in 2005 representing 80 million euros of cumulated savings through 2006. The implementation of these measures will be communicated separately as each entity proceeds with its phase of the plan. As part of this process, Rhodia Organique management presented its reorganization plans to its Works Council on January 21, 2004.

    You may consult this press release on Rhodia's website at: www.rhodia.com
                                                               --------------


Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)6.6 billion in 2002 and employs 23,600 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

                Contacts                                Press Relations
                                ---------------

                         Lucia Dumas: +33 1 55 38 45 48

                               Investor Relations
                               ------------------

                        Nicolas Nerot: +33 1 55 38 43 08


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                                    SIGNATURE



           Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: January 26, 2004                        RHODIA

                                          By: /s/ PIERRE PROT
                                              ---------------------
                                          Name: Pierre PROT
                                          Title: Chief Financial Officer



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